Exhibit (b)(1)


                       [Letterhead of Chase]





March 31, 1998



Al Moncrief, Vice President & Treasurer
Western Atlas, Inc.
10205 Westheimer Road
Houston, TX  77042


Dear Al:


We have approval to provide you with up to $150MM of term credit facilities to finance the acquisition of 3-D Geophysical, Inc.
The maturity is for 60 days and the pricing is libor plus twenty basis points.

Please feel free to call if you need to discuss further.



Sincerely,

/s/ Mona M. Foch

Mona M. Foch